UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09317

CommonWealth REIT

(Exact name of registrant as specified in its charter)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458

(617) 332-3990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 3/4 % Series B Cumulative Redeemable Preferred Shares of Beneficial Interest

(Title of each class of securities covered by this Form)

Common Shares of Beneficial Interest

7 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest

6 1/2% Series D Cumulative Convertible Preferred Shares of Beneficial Interest

7 1/4% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest

7.50% Senior Notes due 2019

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, CommonWealth REIT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 10, 2012	CommonWealth REIT

		By:	/s/ John C. Popeo
		Name:	John C. Popeo
		Title:	Treasurer and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.